22. B5

17009333

Washington, D.C. 20549

N SEC Mail Processing Section MAR 01 2017 Washington DC 416

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ANNUAL AUDITED REPORT
FORM X 17A-5
PART III

SEC FILE NUMBER
8- 14354

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MMIDD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Lincoln Investment Planning, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Office Center Drive, Suite 300
(No. and Street)

Fort Washington	PA	19034
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

N. Mark Marr (215)881-4698
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mitchell & Titus, LLP
(Name - if individual, state last, first, middle name)

1818 Market Street	Philadelphia	PA	19103
(Address)	(City)	(Stater	(ZipCode)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant t must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, N. Mark Marr, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Lincoln Investment Planning, LLC, as of December 31, 2016 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

N. Mark Marr

Signature

Chief Financial Officer

Title

COMMONWEALTH OF PENNSYLVANIA

NOTARIAL SEAL

Nancy L. Heffner, Notary Public

Upper Dublin Twp., Montgomery County

My Commission Expires Dec. 30, 2019

MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Nancy L. Heffner

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3)*

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2016

TABLE OF CONTENTS

MITCHELL TITUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Lincoln Investment Planning, LLC

We have audited the accompanying consolidated statement of financial condition of Lincoln Investment Planning, LLC and Subsidiary (the Company) as of December 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Lincoln Investment Planning, LLC and Subsidiary at December 31, 2016 in conformity with U.S. generally accepted accounting principles.

Mitchell & Titus, LLP

February 27, 2017

1818 Market Street
Philadelphia, PA 19103
T +1 215 561 7300
F +1 215 569 8709
mitchelltitus.com

LINCOLN INVESTMENT PLANNING, LLC AND SUBSIDIARY
Consolidated Statement of Financial Condition
December 31, 2016

ASSETS		
Cash	$	17,088,605
Cash–segregated under Federal and other regulations		13,483,024
Commissions receivable		6,303,212
Fees receivable		1,625,180
Advances to financial representatives, net of provision for doubtful accounts of $88,668		3,739,632
Receivables from customers		11,122
Receivables from providers		9,123
Receivable from affiliate		274,435
Prepaid expenses		1,257,550
Notes receivable from financial representatives and others		3,617,739
Fixed assets, net of accumulated depreciation of $11,424		920,699
Deposits with clearing organizations and others		3,054,546
Goodwill and other intangible assets, net of accumulated amortization		4,794,203
Other assets		961,999
Total assets	$	57,141,069
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Payables to customers	$	10,128,715
Commissions payable		7,555,389
Payables to retirement plan		961,479
Accounts payable and accrued expenses		9,003,792
Unit appreciation rights program payable		69,488
Notes payable		2,020,331
Deferred advisory revenue		64,249
Total liabilities		29,803,443
Member's equity		
Member's equity		27,337,626
Total liabilities and member's equity	$	57,141,069

The accompanying notes are an integral part of the consolidated statement of financial condition.

NOTE 1 ORGANIZATION AND DESCRIPTION OF BUSINESS

Lincoln Investment Planning, LLC and Subsidiary (the Company) are in the business of providing financial services. Lincoln Investment Planning, LLC (Lincoln) is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and various states' and territories' securities commissions and is also a member of the Financial Industry Regulatory Authority (FINRA) and the National Futures Association (NFA). Lincoln is also an investment advisor registered with the SEC and is subject to regulation by the U.S. Commodity Futures Trading Commission (CFTC). Lincoln was originally incorporated in November 1968 and was a wholly owned subsidiary of Lincoln Investment Group Holdings, Inc. (LIGHI) until July 31, 2015. Effective August 1, 2015, Lincoln became a single member Pennsylvania Limited Liability Company, with Lincoln Investment Capital Holdings, LLC (the Parent) as its sole member. LIGHI is a controlling member of the parent. The Company specializes in the sale of mutual funds to its retail investors with a particular focus on its clients' retirement needs. The Company's investment advisory services include strategic and tactical asset allocation programs. Customers are geographically located throughout the U.S., with a primary concentration in the Eastern and Central regions. Lincoln self-clears and custodies approximately one-third of its client transactions on its proprietary *Retirement and Investor Solutions* platform. Lincoln's proprietary *Retirement and Investor Solutions* self-clearing platform accounts for approximately 40% of its clients' assets. Approximately 50% of clients' assets are held directly with product providers, while the remaining clients' assets are held on a fully disclosed basis with an unaffiliated broker-dealer. This unaffiliated broker-dealer performs clearing and custody services for these clients.

Lingren, LLC (Lingren) became a single member Pennsylvania Limited Liability Company as of August 1, 2015 with Lincoln as its sole member. Lingren had purchased the assets of a Washington State-based financial services firm specializing in 403(b) retirement plans and individual IRAs.

All securities business of Lingren, LLC is transacted through financial representatives registered with Lincoln.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES

<u>Use of Estimates</u>

The accompanying consolidated statement of financial condition have been prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP), which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated statement of financial condition. Actual results could differ from those estimates.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than ninety days at the time of purchase. The Company did not have any cash equivalents as of December 31, 2016.

Principles of Consolidation

The consolidated statement of financial condition includes the accounts of the Company and its wholly owned subsidiary. All intercompany balances and transactions are eliminated in consolidation.

Income Taxes

As described in Note 1, effective August 1, 2015, the Company became a single member limited liability company. As a limited liability company, the Company is not subject to Federal or state income taxes. As such, it is not a tax-paying entity for Federal and state income tax purposes, and accordingly, the Company's consolidated statement of financial condition does not reflect any assets or liabilities for Federal or state income taxes. The Parent reports the taxable income or loss in its tax returns.

U.S. GAAP requires the Company's management to evaluate uncertain tax positions taken by the Company. Accordingly, a tax benefit is recognized when it is more-likely-than-not to be sustained upon examination, based solely on its technical merits. The recognized benefit is measured as the largest amount of benefit, which is more-likely-than-not to be realized on ultimate settlement, based on a cumulative probability basis.

De-recognition of a previously recognized tax position occurs following the determination that the tax position no longer meets the more-likely-than-not threshold of being sustained. The Company does not have any tax positions for which a liability has been established or is otherwise unrecognized. The Company is subject to routine examination by taxing jurisdictions. The Company believes it is no longer subject to income tax examinations prior to 2012.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Fixed Assets

Fixed assets include furniture and fixtures, computer and office equipment, and internally developed software and are depreciated or amortized using the straight-line method over the estimated useful life of the assets. The capitalization of costs of internally developed software begins when technological feasibility is established. The internally developed software has not been placed in service as of December 31, 2016. The estimated useful life of fixed assets ranges from three to five years.

Fixed assets as of December 31, 2016 consisted of the following:

Computer and office equipment	$	10,000
Furniture and fixtures		13,344
Internally developed software		908,779
		932,123
Less: Accumulated depreciation		11,424
Fixed assets, net	$	920,699

Provision for Doubtful Accounts

The Company provides for a provision for doubtful accounts for advances to and notes receivable from financial representatives and others based on experience and specifically identified risks. Advances to financial representatives and notes receivable to financial representatives and others are considered delinquent when management determines recovery is unlikely and the Company ceases collection efforts. Allowance for doubtful accounts comprised of the following:

Doubtful Accounts, beginning balance	$	81,237
Write-offs		(16,884)
Provision		24,315
Doubtful Accounts, ending balance	$	88,668

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Goodwill and Other Intangible Assets

Goodwill and sales representative relationships are accounted for in accordance with the requirements of ASC 350, *Intangibles–Goodwill and Other*. Goodwill and sales representative relationships are tested for impairment on an annual basis and between annual tests if an event occurs or circumstances change, which would more-likely-than-not reduce its fair value below the carrying value.

The Company performed an annual impairment evaluation as of December 31, 2016 and noted there was no impairment to any of its goodwill or sales representative relationships.

Customer lists are amortized over five- to eight-year periods. Covenants not to compete are amortized over the related contract term. Management routinely assesses if an event occurs or circumstances change indicating that the carrying value of its customer lists and covenants not to compete become non-recoverable. No such events or circumstances took place during the year.

Notes Receivable from Financial Representatives and Others

The Company's notes receivable balance primarily consists of notes receivable from financial representatives. These interest-bearing note agreements are given to financial representatives to assist them in purchasing a book of business. The repayment term of the note ranges from six months to 10 years depending on the size of the advance.

Based on the nature of these notes receivable, the Company does not analyze this asset on a portfolio segment or class basis. Concerns regarding recoverability generally arise in the event that a financial representative's securities registration is terminated by the Company. The Company maintains a provision for doubtful accounts and changes in the provision are recorded in the general and administrative expenses on the consolidated statement of income. The Company determines the amount of the provision based on specific identification of material amounts at risk by financial representatives and maintains a provision based on its historical collection experience. The credit quality of the notes receivable and the adequacy of this provision is assessed on a monthly basis by evaluating all known factors, such as historical collection experience, the economic and competitive environment and changes in the creditworthiness and licensing registration status of the financial representatives.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Notes Receivable from Financial Representatives and Others *(continued)*

Although management believes its provision is adequate, it cannot anticipate with any certainty the changes in the financial condition of its financial representatives. As a result, the Company records adjustments to the provision for doubtful accounts in the period in which the new information that requires an adjustment to the provision becomes known.

The accrual of interest is discontinued for all notes classified as doubtful and non-performing. A note returns to accrual status when it is classified as performing. The note, at that time, recaptures the interest not accrued during the non-accrual period. Payments received for notes on non-accrual status are applied first to outstanding interest due on the notes and then to outstanding principal.

A note is considered impaired under applicable accounting guidance if it is classified as doubtful; that is, when based on current information, it is probable that the Company will be unable to collect the scheduled amounts due according to the contractual terms of the note agreement. At December 31, 2016, all outstanding notes receivable were categorized as performing.

Recent Accounting Pronouncements

In August 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2014-15 – *Presentation of Financial Statements – Going Concern* (Subtopic 205-40) (ASU 2014-15). ASU 2014-15 determines management's responsibility regarding the assessment of the Company's ability to continue as a going concern even if the Company's liquidation is not imminent. Under this guidance, during each period in which the statement of financial condition is prepared, management will need to evaluate whether there are conditions or events that, in the aggregate, raise substantial doubt about the Company's ability to continue as a going concern within one year after the date the statement of financial condition is issued. Substantial doubt would exist if conditions or events indicate that the Company will be unable to meet its obligations as they become due. ASU 2014-15 is effective for annual periods ending after December 15, 2016, however early adoption is permitted. The Company adopted ASU 2014-15 during 2016.

NOTE 2 SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Recent Accounting Pronouncements *(continued)*

In February 2016, the FASB issued ASU 2016-02, *Leases* (ASU 2016-02). ASU 2016-02 changes the accounting for leases, primarily by lessees in operating leases, by requiring the recognition of (i) a lease asset (right of use) and a lease liability, initially measured at the present value of the lease payments, in the statement of financial position and (ii) a single lease cost, calculated so that the cost of the lease is allocated over the lease term, generally on a straight-line basis. This new guidance is effective for the annual periods ending after December 15, 2019. The Company is currently evaluating the requirements of ASU 2016-02 and its impact on the presentation of its consolidated statement of financial condition and disclosures.

NOTE 3 CASH SEGREGATED UNDER FEDERAL REGULATIONS

Cash of $13,483,024 is segregated for the exclusive benefit of customers pursuant to Rule 15c3-3 of the SEC.

NOTE 4 RETIREMENT PLAN

The Company has a defined contribution profit-sharing and Section 401(k) salary deferral plan that covers employees who have attained the age of 18. Employees are eligible for the 401(k) salary deferral plan on the first day of employment and are able to enroll on a quarterly basis. Employees are eligible for the profit-sharing component after completing 1,000 hours of service. The employee must also be employed on the last day of the plan year to receive the profit-sharing component.

Under the plan, eligible participating employees may elect to contribute up to the lesser of 75% of their salaries, or $18,000, with an opportunity for participants 50 years of age or older during the plan year to contribute an additional $6,000. The Company contributes an amount equal to 50% to 100% of the participant's contribution up to 6% of compensation based on years of service. Participants are always fully vested in their contributions and Company contributions become fully vested to the participants after six years of continued employment.

NOTE 5 DEFERRED COMPENSATION PLAN

The Company has a deferred compensation plan for certain executives and the related liability is included in the unit appreciation rights program (UAR Plan) payable on the Company's consolidated statement of financial condition. The UAR Plan units vest over a three year period and expire six years after the date of grant. The UAR Plan entitles the eligible executives to a percentage of the appreciation in the estimated fair value of the Company as determined by a formula for periods subsequent to the unit grants. Payments under the UAR Plan are generally payable over a two year period starting on the seventh anniversary of the date of grant.

NOTE 6 ASSET PURCHASE AGREEMENT

In 2013, Lincoln had acquired a portion of the book of business of an existing Lincoln financial representative based in Virginia. During 2016, Lincoln acquired the assets and remaining book of business (customer list) of that financial representative. The fair value of the acquisition, after determination of the contingent consideration, was $3,278,889, and included $1,500,000 in cash and $1,778,889 representing the fair value of a note payable.

The Company allocated the total purchase price to the tangible assets and identifiable intangible assets acquired based on their estimated fair values. The fair values assigned to identifiable intangible assets were determined primarily by using a market approach, as the Company has significant experience in purchasing, facilitating the purchasing of, and dealing with financial advisors who have purchased customer lists, both affiliated with the company and with competitors. The excess of the purchase price over the fair value of the identified assets has been recorded as goodwill.

The following table summarizes the estimated fair values of the assets acquired at acquisition date:

Furniture and fixtures	$ 10,000
Covenant not to compete	100,000
Goodwill and other intangible assets	3,168,889
Total	$ 3,278,889

NOTE 7 NOTES PAYABLE

Asset Purchase Agreement

The non-interest bearing notes payable relates to the asset purchase agreement described in Note 6. The note payable had a face value of $2,000,000. The note is discounted based on an imputed interest rate of 5.09% and will be paid off in January 2020.

Deferred Compensation Plan for Retired Participants

The Company's notes payable balance also includes a non-interest bearing note payable related to its liability under the deferred compensation plan for retired participants. The note is discounted based on an imputed interest rate of 6% and will be paid off in October 2018.

Notes payable at December 31, 2016 consisted of the following:

	Principal	Unamortized Discount
Noninterest-bearing note payable, issued in connection with the deferred compensation plan	$ 173,664	$ 9,606
Noninterest-bearing note payable, issued in connection with 2016 asset and book of business purchase	2,000,000	143,727
	2,173,664	153,333
Less: Current portion	594,068	78,097
Long-term portion	$ 1,579,596	$ 75,236

The schedule maturity of the notes payable at December 31, 2016 is as follows:

Year	Amount
2017	$ 594,068
2018	579,596
2019	500,000
2020	500,000
	$ 2,173,664

NOTE 8 GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill and other intangible assets are comprised of the following:

Goodwill	$ 951,803
Sales representative relationships	1,203,188
Customer lists	3,095,285
Covenant not to compete	100,000
Total	5,350,276
Less: Accumulated amortization	(556,073)
Net	$ 4,794,203

The following table is a breakdown by asset category of the weighted-average amortization period and life-to-date accumulated amortization:

Asset Category	Weighted-Average Amortization (Years)	Accumulated Amortization
Customer lists	7.60	$ 539,406
Covenant not to compete	5.00	16,667
All amortizable intangible assets	7.52	$ 556,073

Goodwill is related to an acquisition of a business in the New England area in 2000, a Washington state-based financial services firm during 2009, and the asset purchase agreement described in Note 6. Goodwill is not amortized. The sales representative relationships asset is related to the acquisition of the Washington State-based financial services firm and is not amortized. The customer lists are related to the acquisition of a Chicago-based financial services firm during 2005, a New Jersey-based financial services firm during 2008, and a portion of the business of an existing Lincoln financial representative based in Virginia during 2013 and the asset purchase agreement described in Note 6. Customer lists are being amortized over five to eight years.

Non-amortized intangible assets are subject to periodic review for impairment, and are written down as applicable. The covenant not to compete is related to the acquisition of the Chicago-based financial services firm, the New Jersey-based financial services firm, and the Washington State-based financial services firm and was being amortized over the contract term of five years and has been fully amortized. In 2016, there was an additional covenant not to compete related to the asset purchase agreement described in Note 6 and is being amortized over five years.

NOTE 9 COMMISSIONS AND OTHER FEES RECEIVABLE

Commissions and other fees receivable arise from selling mutual fund shares, other securities, insurance products, and providing services to investors. Overall, the Company believes the concentration of credit risk is limited due to the number of funds in which their customers invest.

Securities owned by customers are held as collateral for receivables from customers. The value of such securities equals or exceeds the amount of the receivables. Such collateral is not reflected in the consolidated statement of financial condition.

NOTE 10 PAYABLES TO CUSTOMERS

Payables to customers include amounts due on cash transactions.

NOTE 11 COMMITMENTS AND CONTINGENCIES

The Company conducts its operations in leased facilities under operating leases that expire at various dates. The Company's headquarters are in Fort Washington, Pennsylvania, but its sales offices are maintained in several other locations.

The Company moved to a new corporate headquarters in the second quarter of 2016 where the Company has committed to a lease term of 11.1 years.

The Company is party to a number of claims, lawsuits, and arbitrations arising in the course of its normal business activities. It is not possible to forecast the outcome of such lawsuits/arbitrations. However, because of existing insurance, management believes that the disposition of such lawsuits/arbitrations will not have a materially adverse effect on the Company's operations or financial position.

As with many financial services companies, from time to time, the Company receives informal and formal requests for information from various state and Federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and sales practices of the financial services industry. In each case, the Company believes full cooperation has been given and is being provided. Management believes that there are no regulatory issues pending that would have a materially adverse effect on the Company's operations or financial position.

NOTE 12 AGREEMENTS WITH CARRYING BROKER

Lincoln has entered into an agreement with a broker (the Carrying Broker) to execute certain securities transactions on behalf of its customers. Lincoln discloses these arrangements to its customers. Lincoln is subject to off-balance-sheet risk in that it may be responsible for losses incurred by the Carrying Broker that result from a customer's failure to complete securities transactions as provided for in the agreements.

NOTE 13 RELATED-PARTY TRANSACTIONS

The Company leased space in Wyncote, PA under an operating lease agreement with 218 Glenside Partnership, Ltd. (Partnership). Certain stockholders of LIGHI own the Partnership.

The Company rents computer equipment, other equipment, and furniture and fixtures for its headquarters and other offices from ForLease LIP, LLC, which is owned by the Parent.

Capital Analysts, LLC (CA) is a wholly owned subsidiary of the Parent and is registered as an investment advisor with the SEC. The Company has a receivable of $274,435 from CA for the allocated expenses to CA, which is included in receivable from affiliate in the accompanying consolidated statement of financial condition as of December 31, 2016.

NOTE 14 NET CAPITAL REQUIREMENTS

Lincoln is subject to Rule 15c3-1, which requires the maintenance of minimum net capital. A broker-dealer that fails to comply with Rule 15c3-1 may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspensions, or expulsion.

Lincoln has elected to use the alternative method permitted by Rule 15c3-1, which requires Lincoln maintain minimum net capital equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions. Lincoln is also subject to the net capital requirements of CFTC Regulation 1.17 and requirements of the NFA, and is required to maintain minimum net capital of the greater of $45,000 or its Rule 15c3-1 net capital requirement. At December 31, 2016, Lincoln had net capital of $9,642,611, which was 86,699% of aggregate debit balances and $9,392,611 in excess of the minimum net capital requirement.

NOTE 14 NET CAPITAL REQUIREMENTS *(continued)*

Distribution payments and other equity withdrawals from Lincoln are subject to certain notification and other provisions of Rule 15c3-1 and other regulatory bodies. Under the alternative method, Lincoln may not pay cash distributions, or make any unsecured advances or loans to its member or employees if such payment would result in net capital of less than 5% of aggregate debit balances, or less than 120% of its minimum dollar net capital requirement.

NOTE 15 SUBSEQUENT EVENT

Effective January 1, 2017, the Parent acquired the interests of Legend Group Holdings, LLC (LGH) from First Allied Holdings, Inc. At the time of the purchase, LGH owned all of the outstanding shares of Legend Equities Corporation (Legend Equities, a Delaware company and registered broker-dealer), Legend Advisory Corporation (Legend Advisory, a New York company and registered investment advisor), Advisory Services Corporation (Advisory Services, a Nevada company and third party administrator) and The Legend Group, Inc. (TLG, a Delaware company and single purpose entity lessee for real estate leases). In addition, Legend Equities owned all of the outstanding shares of LEC Insurance Agency, Inc. (LEC Insurance, a Texas company and insurance agency). Further, effective as of January 1, 2017, Legend Equities merged into Lincoln and LEC Insurance became a wholly owned subsidiary of Lincoln. Effective January 3, 2017, Legend Advisory, Advisory Services, TLG and LEC Insurance became single member limited liability companies with their respective states. Management has not yet finalized the accounting for the assets and liabilities of the entities that are now part of Lincoln.